UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Merge Healthcare Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

589499102
(CUSIP Number)

Merrick RIS, LLC
350 North Orleans Street
10th Floor
Chicago, Illinois 60654
(312) 994-9494

With a Copy to:

Sanford E. Perl, P.C.
Gerald T. Nowak, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	589499102	13D	Page 2

NAME OF REPORTING PERSON
1	Merrick RIS, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☑
SEC USE ONLY
3
SOURCE OF FUNDS
4	WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
5
CITIZENSHIP OR PLACE OF ORGANIZATION
6	Delaware
		SOLE VOTING POWER
	7	0
NUMBER OF		SHARED VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	0
EACH		SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	9	0
		SHARED DISPOSITIVE POWER
	10	0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11	0
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
12
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	0
TYPE OF REPORTING PERSON
14	OO

CUSIP NO.	589499102	13D	Page 3

NAME OF REPORTING PERSON
1	Merrick Venture Management, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☑
SEC USE ONLY
3
SOURCE OF FUNDS
4	OO
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
5
CITIZENSHIP OR PLACE OR ORGANIZATION
6	Illinois
		SOLE VOTING POWER
	7	189,566
NUMBER OF		SHARED VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	0
EACH		SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	9	189,566
		SHARED DISPOSITIVE POWER
	10	0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11	189,566
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
12
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13	0.2%
TYPE OF REPORTING PERSON
14	OO

CUSIP NO.	589499102	13D	Page 4

NAME OF REPORTING PERSON
1	Michael W. Ferro, Jr.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐ (b) ☑
SEC USE ONLY
3
SOURCE OF FUNDS (SEE INSTRUCTIONS)
4	PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
5
CITIZENSHIP OR PLACE OR ORGANIZATION
6	USA
		SOLE VOTING POWER
	7	29,337,473
NUMBER OF		SHARED VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	0
EACH		SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	9	29,337,473
		SHARED DISPOSITIVE POWER
	10	0
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11	29,337,473
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
12
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13	31.5%
TYPE OF REPORTING PERSON
14	IN

CUSIP NO.	589499102	13D	Page 5

NAME OF REPORTING PERSON
1	Merrick Venture Management Holdings, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2	(a) ☐ (b) ☑
SEC USE ONLY
3
SOURCE OF FUNDS (SEE INSTRUCTIONS)
4	WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
5
CITIZENSHIP OR PLACE OR ORGANIZATION
6	Delaware
		SOLE VOTING POWER
	7	0
NUMBER OF		SHARED VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	23,822,466
EACH		SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	9	0
		SHARED DISPOSITIVE POWER
	10	23,822,466
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11	23,822,466
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
12
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	25.6%
TYPE OF REPORTING PERSON
14	OO

CUSIP NO.	589499102	13D	Page 6

TABLE OF CONTENTS

ITEM 1.	SECURITY AND ISSUER

ITEM 2.	IDENTITY AND BACKGROUND

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

SIGNATURES

EXHIBIT INDEX

EX-99.6

CUSIP NO.	589499102	13D	Page 7

ITEM 1.	SECURITY AND ISSUER

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on June 16, 2008.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 8 is being filed to report changes in the beneficial ownership of the Reporting Persons as a result of the distribution of shares of Common Stock of Merge Healthcare Incorporated (“Merge” or the “Company”) by Merrick RIS, LLC (“RIS”) and Merrick Venture Management, LLC (“MVM”) to their direct and indirect owners and to add Merrick Venture Management Holdings, LLC (“MVMH”) as a Reporting Person.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby supplemented as follows: MVMH is a limited liability company formed under the laws of Delaware.  Its principal business is to function as a private investment holding company and its principal office is at 350 North Orleans Street, 10th Floor, Chicago, Illinois 60654.  Michael W. Ferro, Jr. (“Ferro”) is the Managing Member of MVMH.  Accordingly, Ferro may be deemed for purposes of Rule 13d-3 to be the beneficial owner of the shares held by MVMH.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On December 20, 2012, RIS distributed 10,860,522 shares for no consideration to its members, MVM and Merrick Ventures, LLC (“Ventures”), an affiliate controlled by Ferro.  MVM immediately thereafter distributed 23,822,466 shares for no consideration to its members, Ferro and a trust for the benefit of Ferro’s family (“Family Trust”).  Ferro and  Family Trust immediately thereafter distributed 14,293,481 shares and 9,528,985 shares, respectively, to MVMH. Following such distributions, MVM held 189,566 shares of Common Stock, RIS held 0 shares, Ventures held 4,925,441 shares and MVMH held 23,822,466 shares.  As of the opening of trading on the filing date of this Amendment No. 8, Ferro beneficially owned 29,337,473 shares of Common Stock (including options covering 400,000 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of December 20, 2012).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a), (b), and (c) of the Schedule 13D are hereby amended and restated as follows:

(a), (b) As of the opening of trading on the filing date of this Amendment No. 8, Ferro is deemed to have sole voting and dispositive power over the shares of Common Stock directly owned by the following entities which he controls:

Name of Holder	Number of Shares	Percent of Shares Outstanding
Merrick RIS, LLC	0	0%
Merrick Venture Management, LLC	189,566	0.2%
Merrick Ventures, LLC	4,925,441	5.3%
Merrick Venture Management Holdings, LLC	23,822,466	25.6%

CUSIP NO.	589499102	13D	Page 8

In addition, Ferro holds options covering 400,000 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of December 20, 2012.  Ferro does not directly own any shares of Common Stock.   Ferro disclaims beneficial ownership of the shares of Common Stock deemed to be beneficially owned by him, except to the extent of his pecuniary interest in such shares.  The ownership percentages are calculated based on 93,110,500 shares of Common Stock as reported by the Company to be outstanding as of November 1, 2012 in its Form 10-Q filed with the SEC on November 1, 2012.

(c)  Except for the transactions described above and elsewhere in this Schedule 13D, during the last sixty (60) days, there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 1	Joint Filing Agreement

CUSIP NO.	589499102	13D	Page 9

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2012	MERRICK RIS, LLC

	By:	/s/ Michael W. Ferro, Jr.
	Name:	Michael W. Ferro, Jr.
	Title:	Chief Executive Officer

MERRICK VENTURE MANAGEMENT, LLC

	By:	/s/ Michael W. Ferro, Jr.
	Name:	Michael W. Ferro, Jr.
	Title:	Chief Executive Officer

MERRICK VENTURE MANAGEMENT
HOLDINGS, LLC
	By:	/s/ Michael W. Ferro, Jr.
	Name:	Michael W. Ferro, Jr.
	Title:	Managing Member

	By:	/s/ Michael W. Ferro, Jr.
Michael W. Ferro, Jr.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1	Joint Filing Agreement